Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 21, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 21, 2025 The Nasdaq Stock Market (the "Exchange") received from Wintrust Financial Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 7.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F, no par value, with a liquidation preference of $25,000 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,